Domestic Large Cap Value Equity Investment Manager Questionnaire

Section 1: Firm Specific Issues

1.	Please provide the following information for your firm:

a.	Firm name: Dodge & Cox
b.	Firm headquarters address: 555 California Street, San Francisco, CA 94563
c.	Firm headquarters telephone number: (415) 981-1710
d.	Name of parent firm (if any): N/A—Dodge & Cox is 100% Employee owned.
e.	Name of affiliations or subsidiaries (if any): N/A
f.	Month, day and year firm was founded: Dodge & Cox was founded in 1930.

2.	Please provide the following information regarding your primary contact person for the product under consideration:

a.	Contact name: Sarah Bechelli or David Edwards
b.	Address: Same as above
c.	Telephone: (415) 981-1710
d.	Facsimile: (415) 986-8126
e.	Email address: sb@dodgeandcox.com and dje@dodgenadcox.com

3.	How many offices does your firm have and where are they located? State geographical locations and number and function of professionals at each.

Dodge & Cox has one office located in San Francisco, California. As of March 31, 2008, Dodge & Cox has 181 employees and 98 professionals.

4.	Please provide a brief history of your organization including how long your firm has been in business under its present name and ownership.

Established in 1930 in San Francisco, Dodge & Cox is one of the oldest and most experienced investment management firms in the country. In its early years, the firm managed funds primarily for individuals and families. Today, institutional clients account for a substantial portion of our client base.

Dodge & Cox is an independent organization with one office in San Francisco. Ownership is limited to the active employees of the firm. Our independence as a firm allows us to make decisions that are in the long-term best interest of our clients. As of March 31, 2008, there are 58 shareholders and 181 employees. The ownership structure has not changed since the founding of the firm.

Investment management is our only business. Dodge & Cox provides equity, fixed income, and balanced account management services for our clients. In addition to separately managed accounts, Dodge & Cox manages the Dodge & Cox Stock Fund, the Dodge & Cox Balanced Fund, the Dodge & Cox Income Fund, the Dodge & Cox International Stock Fund and the Dodge & Cox Global Stock Fund.

Our investment philosophy is built on traditional principles – we maintain a long-term focus, conduct our own research, and employ a rigorous price discipline. Our decision-making process takes full advantage of individual insights within a team-oriented culture.

a.	Have there been any changes in the structure of the firm over the past five years? If yes, please explain.

There have been no material changes in the structure of the firm over the past five years.

b.	Are there any structural or financial engineering changes contemplated in the next year (e.g., new products, merger and acquisitions)? If yes, please explain.

There are no structural or financial engineering changes contemplated in the next year.

On May 1, 2008, Dodge & Cox launched its fifth mutual fund, the Global Stock Fund.

c.	Briefly outline your succession plans, if any.

Dodge & Cox operates on a team basis, and does not depend on management by a single individual. The Investment Policy Committee, International Investment Policy Committee, Global Investment Policy Committee and Fixed Income Investment Policy Committee work together to develop the investment strategy for our equity, balanced, and fixed income accounts. This team approach builds continuity over time, as no single person dominates the investment process.

5.	Please describe the current ownership structure—provide the ownership breakdown by individual if employee owned.

Ownership is limited to active employees of the firm. As of March 31, 2008 there are 58 shareholders.

Dodge & Cox does not release the firm’s ownership distribution; however, for additional information on significant individual ownership please refer to Schedule A of Form ADV.

6.	What are the criteria for an employee to become an owner?

Professionals have the opportunity to become shareholders of Dodge & Cox, generally after four to seven years of employment with the firm. We believe that this is a powerful incentive for attracting and retaining high-caliber, long-term employees, and it has contributed to an extremely low level of professional turnover throughout our history. The determination and distribution of equity ownership is based upon an overall view of the individual’s contribution and potential contribution to the firm’s success.

7.	What ownership changes have occurred in the past five years? Is the current ownership group set, or will it change in the future?

Dodge & Cox continues to be an independent firm, owned entirely by active employees. Although the ownership structure has not changed, the composition of the ownership changes on a gradual basis to reflect new shareholders and the retirements of existing shareholders. Five years ago there were 39 shareholders; today there are 58.

Over the past two years, the following major shareholders (over 5%) retired and sold their shares back to the firm:

•	Harry Hagey, Chairman and CEO, retired in December 2006.
•	Horton Shapiro, Equity Portfolio Manager, retired in June 2006.

We anticipate adding new shareholders over time.

8.	Is the firm registered with any regulatory agency, such as the SEC, CFTC or any state agencies?

Dodge & Cox is an SEC registered investment adviser under the Investment Advisers Act of 1940. Dodge & Cox registered under the Act on February 12, 1959.

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a.	State whether, during the last ten years, any regulatory agency has conducted an audit or review of the firm.

The SEC completed its last audit of Dodge & Cox in early 2001. Dodge & Cox is currently undergoing a routine SEC examination. We have not yet received the final results, but have not been notified of any material findings.

b.	If such an audit or review was conducted, discuss any significant findings by the regulator.

Please see the response to Question No. 8a above.

c.	Provide a copy of any deficiency letter or similar letter or report regarding such a regulatory audit or review.

N/A

d.	Describe what actions were taken by your firm to correct any deficiencies.

N/A

e.	Provide a description of any material litigation involving the firm or any of its principals during the last ten years, including the nature of the litigation, the parties, the court, cause number, and the current status.

On January 10, 2005, E.P. Brignac and Roger Brunelli, on behalf of a purported class of themselves and all other persons similarly situated, filed an action in the United States District Court for the Northern District of California, against Dodge & Cox Funds (“Funds”), Dodge & Cox Investment Advisers, and Harry R. Hagey, John A. Gunn, Dana M. Emery, William F. Ausfahl, L. Dale Crandall, Thomas A. Larsen, and Will C. Wood. The Complaint alleged that from January 10, 2001, to the date the claim was filed, the Funds failed to participate in approximately 136 separate securities class action settlements, thereby depriving the Funds of a significant source of funds. The Complaint asserted claims against all defendants for breach of fiduciary duty, negligence, and violation of section 36(a) of the Investment Company Act. It also asserted claim against the Funds and Dodge & Cox for violations of sections 36(b) and 47(b) of the Investment Company Act. After becoming aware of the Complaint, the Funds reviewed their records and found that the Funds’ had not invested in any of the issuers named in the Complaint except for one issuer and, for that issuer, had timely filed a proof of claim. The Complaint was never served on the Defendants and was dismissed.

f.	Is there any pending or threatened litigation, or any past litigation, against the firm or any of its officers, directors, principles or investment personnel? If so, please explain.

Dodge & Cox, by the nature of its business, may receive arbitration and or litigation notices in the normal course of doing business. Dodge & Cox is not currently a party to any such claim.

g.	Is there any pending or threatened regulatory action, or any past regulatory action, against the firm or any of its officers, directors, principles or investment personnel? If so, please explain.

No.

h.	Has your firm ever made a claim against its fiduciary liability or errors and omissions or similar insurance policy? If so, please explain.

Dodge & Cox has never made a claim against its fiduciary liability or errors and omissions policies.

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i.	Have any of your firm’s officers, directors, principles or investment personnel ever been convicted of a felony? (Note: convicted felons are prohibited from managing ERISA assets.)

No.

9.	Please list all products in every asset class offered by your firm in the following format:

Product Name	Asset Class	Status (open/closed)

Domestic Equity	Equity	Mutual Fund: Open Separately Managed Account: Closed

Fixed Income	Fixed Income	Mutual Fund: Open Separately Managed Account: Open

Balanced	Balanced	Mutual Fund: Open Separately Managed Account: Closed

International Equity	Equity	Mutual Fund: Open

Global Equity	Equity	Mutual Fund: Open

10.	Do you intend to close any of your products to new investors? If so, for what reasons (i.e., upon attaining a certain number of clients, level of assets, liquidity)?

Dodge & Cox’s primary objective is to seek competitive investment returns for our existing clients and Fund shareholders. With this objective in mind, our goal for the foreseeable future is to achieve a steady, controlled growth of client relationships and assets under management. Dodge & Cox has not established limits on the amount of assets or the number of new client relationships that we will accept; however, we strive to anticipate issues that can arise with growth.

For example, Dodge & Cox experienced considerable growth in assets and new client relationships across both our equity and fixed income products between 2001 and 2003. Though this growth did not present problems, we were uncomfortable continuing at that rapid pace. As a result, we decided in June 2003 that we would not accept any new, separately managed equity, balanced or fixed income institutional clients. This was followed by a soft close of our Stock and Balanced Funds in January 2004 and September 2004, respectively. During this time (June 2003 to present), we assimilated our new client relationships and continued our focus on providing existing clients with high quality investment management services. Effective January 1, 2005, we reopened our separately managed institutional fixed income business to new clients on a selective basis. Effective February 4, 2008, we reopened the Stock and Balanced Fund to new investors. The Income Fund and International Stock Fund remain open for investment. On May 1, 2008, Dodge & Cox launched its fifth mutual fund, the Global Stock Fund.

Dodge & Cox has added, and will continue to add, employees as needed to ensure continued quality of service and investment research.

Section 2: Product Specific Issues

1.	Please provide the specific name of the product under consideration.

The Dodge & Cox Stock Fund.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. The Fund’s prospectus and SAI, as amended from time to tome, shall supersede this questionnaire.

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2.	What is the inception date of your large cap value equity product? Describe the history of your large cap value equity product.

The Dodge & Cox Stock Fund was established January 1965; however, Dodge & Cox has been managing equity assets since its founding in 1930.

We have operated with the same basic investment philosophy since our founding in 1930. We believe that our philosophy of investing for the longer term, based on thorough fundamental research and valuation discipline, is appropriate in any market environment.

3.	What was the market value of all assets under management at the end of the last five calendar years and year-to-date (please differentiate between total firm assets and the product under consideration)?

	YTD 2008	2007	2006	2005	2004	2003
Total Firm Assets ($)	$216,332	$235,172	$212,313	$166,406	$142,904	$107,993
Total Large Cap Value Equity Assets ($) (Dodge & Cox Stock Fund)	$54,623	$63,291	$66,185	$52,184	$43,266	$29,424

Please see Exhibit A—Assets Under Management exhibit.

4.	In the following format, please provide a breakdown of your asset base by client type, as of 03/31/08.

	Total Firm Assets			Large Cap Value Equity Assets
	$ Amt.	% Total	# Accts.	$ Amt.	% Total	# Accts.
Public
Corporate
Insurance
Taft-Hartley
Endowment/Foundation
Mutual Funds
Other Commingled Funds
Other (Please Define)

Please see Exhibit A—Assets Under Management exhibit.

5.	Please list the total number and size of accounts gained and lost, by the firm as well as within the large cap value equity product, during the past five years and year-to-date 2008.

	YTD 2008		2007		2006		2005		2004		2003
	Total Firm	Lg Val Product	Total Firm	Lg Val Product	Total Firm	Lg Val Product	Total Firm	Lg Val Product	Total Firm	Lg Val Product	Total Firm	Lg Val Product
Total # of Accounts
# Gained
Total $ Gained
# Lost
Total $ Lost

Dodge & Cox does not disclose this information for the Dodge & Cox Funds.

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Please see Exhibit B—Separately Managed Institutional Clients Gained and Lost exhibit.

6.	Discuss the reasons for the lost accounts indicated in the table above (not including plan terminations).

The separately managed accounts mentioned in the attached exhibit closed due to the following reasons:

1Q 2008

2—In-kind transfer to the Dodge & Cox Mutual Funds

2—Strategy Change

1—Change in Asset Allocation

2007

5—Strategy Change

2—Acquisition

1—Change in Asset Allocation

2—New Manager

1—Merger

2006

1—In-kind transfer to the Dodge & Cox Mutual Funds

1—Strategy Change

2005

3—New Manager

2—Strategy Change

1—Consolidation of Managers

1—Terminated Pension Plan

2004

1—Strategy Change

1—Source of Funds

2003

No Lost Clients

7.	Please provide the overlap, in terms of both dollar amount and the number of holdings, between the proposed large cap value equity product and other domestic/global equity products managed by your firm (i.e., large growth/mid cap overlap, large core/mid cap overlap, etc.).

Please see Exhibit C—Common Holdings Between Stock and International Stock Fund.

8.	Please provide a representative large cap value equity client list and at least five client references; include contact, length of relationship, email address, and phone number.

Please see Exhibit D—Representative List of Institutional Shareholders.

Dodge & Cox obtains permission from each client for each request prior to providing contact information to third parties. Please contact us if you require additional information.

9.	Please list your five largest discretionary large cap value equity accounts to the nearest million.

We are unable to provide this information for the Dodge & Cox Stock Fund.

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10.	If your firm manages or sub advises a large cap value equity mutual fund, how much of the fund is held by retail investors?

We estimate that approximately 30% of the Fund’s assets are from retail investors.

11.	If your firm manages or sub advises a large cap value equity mutual fund, detail the retail cash flows into and out of the fund on a quarterly basis for the last year.

We are unable to provide you with retail cash flows on a quarterly basis.

12.	Does your firm manage or act as sub-adviser for any mutual funds? Describe in detail, your firm’s mutual fund trading policies as they relate to late trading and market timing for any fund your firm sub-advises, specifically addressing those policies intended to prevent illegal or improper trading activity?

Dodge & Cox manages the Dodge & Cox Stock Fund, the Dodge & Cox Balanced Fund, the Dodge & Cox Income Fund, the Dodge & Cox International Stock Fund and the Dodge & Cox Global Stock Fund.

Dodge & Cox does not sub-advise for any mutual funds.

Please see Exhibit E—Prospectus for information on Trading Policies.

13.	Has the firm adopted a formal compliance policy and/or a code of ethics for employees? If yes, please provide a copy of such policies.

Dodge & Cox maintains a Compliance Policy and Procedures Manual. Please Exhibit F—Dodge & Cox Compliance Manual’s Table of Contents.

In addition, Dodge & Cox maintains a Dodge & Cox Code of Ethics, which covers additional internal issues and controls. Formal training on compliance policies is conducted annually on a firm-wide basis.

Dodge & Cox continuously reviews its policies and procedures to ensure compliance with all regulatory requirements and to ensure best business practices and standards are incorporated.

14.	Will your firm participate in a commission recapture program? If yes, explain your proposed method and any differentiating program features.

We do participate in a few commission recapture programs at the direction of a small number of clients. However, given the commission compression that has taken place in the last several years, commission recapture programs have become much less relevant. Most of our clients who have historically had commission recapture programs have instead chosen to allow Dodge & Cox to execute at discounted, execution-only rates with no rebate.

Fees

1.	Please list all vehicles for the large cap value equity product including assets under management, management fees, inception date, and minimum size, as of 03/31/08 (please use the format below).

	Separate Accts.	Commingled Funds	Mutual Funds
Assets ($)	$79,153mm		$54,623mm
Fees:	Fee: 6/10 of 1% on the first $25mm 4/10 of 1% thereafter	Custody: Investment Mgmt.: Other: N/A	Expense Ratio: 0.52%
Inception Date	1930	N/A	January 1965
Minimum Size ($)	$75 million Closed to new investors	N/A	$2,500

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2.	Does your firm have a performance-based fee mechanism? Are you willing to discuss a performance-based fee? Indicate the degree to which fees are negotiable; disclose the factors that hinder fee negotiability (if applicable).

No. The expense ratio for the Dodge & Cox Stock Fund applies to all shareholders.

3.	Please provide a sample performance fee currently in place.

Not applicable.

4.	How many days notice is required of a client to exit the relationship?

Shareholders of the Stock Fund are able to close their account using that day’s Net Asset Value.

Responsiveness

1.	How often will the portfolio manager meet with the client to review the portfolio?

Conference calls as well as in-person portfolio reviews can be arranged based on the individual needs of the shareholder. Portfolio Managers are available as needed.

Dodge & Cox provides written quarterly performance comments, a fact sheet and holdings for the Dodge & Cox Funds. For detailed information regarding fund materials, please reference the attached Dodge & Cox Funds’ Prospectus.

2.	Please indicate how you intend to service this account and the scope of that service.

Please see the response to Question No. 1 above.

3.	Describe how client servicing/communication responsibilities are divided between portfolio managers and client service/marketing personnel.

Each mutual fund client is assigned a client service representative. This representative typically oversees the relationship and is available to conduct conference calls and meet in person to review the portfolio. As mentioned, Portfolio Managers are available as needed.

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Section 3: Personnel Issues

1.	Please provide a list of all key personnel involved in the management of your large cap value equity effort. Please include portfolio managers, marketing personnel, research analysts, and administrative personnel. Answer in the format below for each individual.

Investment Policy Committee Members	Responsibilities	Firm Experience (Yrs.)	Industry Experience (Yrs.)	Education History

John Gunn, CFA	Chairman/CEO	35	35	Stanford MBA 1972

Kenneth E. Olivier, CFA	President/Portfolio Manager	28	28	Harvard MBA 1979

C. Bryan Cameron, CFA	Director of Research	24	24	Stanford MBA 1983

Charles Pohl, CFA	Chief Investment Officer	23	26	University of Chicago, MBA 1981

Gregory R. Serrurier, CFA	Portfolio Manager	23	23	Stanford MBA 1984

Diana S. Strandberg, CFA	Portfolio Manager	19	21	Harvard MBA 1986

Wendell W. Birkhofer	Portfolio Manager	20	26	Stanford MBA 1987

David C. Hoeft, CFA	Global Research Analyst	14	16	Harvard MBA 1993

Steven C. Voorhis, CFA	Global Research Analyst	11	11	Harvard MBA 1996

Industry Analysts	Responsibilities	Firm Experience (Yrs.)	Industry Experience (Yrs.)	Education History

Charles Pohl, CFA	Chief Investment Officer	23	26	University of Chicago, MBA 1981

Bryan Cameron, CFA	Director of Research	24	24	Stanford MBA 1983

Kevin Johnson, CFA	Global Research Analyst	18	21	Stanford MBA 1989

Steven Cassriel, CFA	Global Research Analyst	15	15	Harvard MBA 1992

David Hoeft, CFA	Global Research Analyst	14	16	Harvard MBA 1993

Jacob Gofman, CFA	Global Research Analyst	12	12	Stanford MBA 1994

Steven Voorhis, CFA	Global Research Analyst	11	11	Harvard MBA 1996

John Iannuccillo, CFA	Global Research Analyst	10	10	Harvard MBA 1997

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Roger Kuo, CFA	Global Research Analyst	9	12	Harvard MBA 1998

Mario DiPrisco, CFA	Global Research Analyst	9	9	Georgetown BA 1997

Amanda Nelson	Global Research Analyst	7	11	University of Pennsylvania MBA 2000

Keiko Horkan, CFA	Global Research Analyst	7	7	Stanford MBA 2000

Karol Marcin, CFA	Global Research Analyst	7	10	Stanford MBA 2000

Lily Beischer, CFA	Global Research Analyst	6	6	Harvard MBA 1998

Rick Callister, CFA	Global Research Analyst	5	7	Stanford MBA 2002

Engelbert Bangayan, CFA	Global Research Analyst	5	5	Harvard BA 1999

Raymond Mertens	Global Research Analyst	4	11	Harvard MBA 2003

Philippe Barret, Jr.	Global Research Analyst	3	8	Stanford MBA 2004

Karim Fakhry	Global Research Analyst	2	4	Harvard MBA 2005

Joel-Patrick Millsap, CFA	Global Research Analyst	1	4	University of Chicago MBA 2006

Kathleen G. McCarthy	Global Research Analyst	<1	4	Stanford MBA 2007

Paritosh Somani	Global Research Analyst	<1	4	Stanford MBA 2007

Tae Yamaura	Global Research Analyst	<1	<1	University of Pennsylvania MBA 2000

Please see Exhibit G—Biographical Sketches.

2.	In the format below, please summarize the firm’s professional turnover rate in the last five years and year-to-date for the firm and large cap value equity product.

	YTD 2008		2007		2006		2005		2004		2003
	Total Firm	Lg Value Prod.	Total Firm	Lg Value Prod.	Total Firm	Lg Value Prod.	Total Firm	Lg Value Prod.	Total Firm	Lg Value Prod.	Total Firm	Lg Value Prod.
Total #
# Gained
# Lost

Please see Exhibit H—Investment Professionals Gained and Lost.

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3.	In addition to the question above, please list in detail those employees including portfolio managers, analysts or traders who have been hired and have departed in the last five years and year-to-date for the entire firm.

Please see Exhibit H—Investment Professionals Gained and Lost.

4.	Who is currently responsible for the management of the large cap value equity product? Please list the following for all members of the team:

a.	Name and team responsibility
b.	Background
c.	Industry tenure: 23
d.	Firm tenure: 22
e.	Number and size of portfolios he/she currently manages
f.	Responsibilities other than portfolio management

Please see Section 3 Question No. 1 (Investment Policy Committee).

Members of the Investment Policy Committee (IPC) have responsibility for portfolio management decisions for the Fund. Some members also have research responsibilities, which can take up a significant portion of time. Senior members of the IPC meet with the Fund’s Board of Trustees approximately once each quarter. IPC members do not spend a significant amount of time on marketing, client service, administration or trading activities.

We have not established a maximum limit on the number of accounts/assets a portfolio manager may manage and both will vary greatly.

5.	When did this person or group take over responsibility for the large cap value equity product? Was this person or group responsible for the initial development of the product? If not, who was responsible for the initial development and when was this responsibility passed to the current person or team.

The Investment Policy Committee has been responsible for management of the Dodge & Cox Stock Fund since its founding in 1965.

6.	Please explain the relative stature of portfolio managers and research analysts within your firm. Is research a career or is it considered a path towards portfolio management? Are portfolio managers subordinated to an investment committee?

Most professionals at Dodge & Cox begin their careers as research analysts and over time may assume portfolio management responsibilities. However, it is not uncommon for research analysts to decide to remain analysts throughout their entire careers at Dodge & Cox.

Dodge & Cox’s management and research process is team oriented, which enables new professionals to learn and develop through interaction with others.

Portfolio Managers are not subordinated to the Investment Policy Committee. The Investment Policy Committee is comprised of Portfolio Mangers and Research Analysts.

7.	On a separate basis, please describe how portfolio managers, analysts, traders, marketers and client service personnel are compensated. How has this changed over the last five years?

Compensation of all employees of Dodge & Cox includes a base salary, a bonus based on a number of factors including the profitability of the firm and the individual’s long-term contribution to the firm, and a profit sharing plan, funded at the maximum allowable amount. Compensation is structured to emphasize the success of the firm rather than that of any one individual.

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Professionals have the opportunity to become shareholders of Dodge & Cox, generally after four to seven years of employment with the firm. We believe that this is a powerful incentive for attracting and retaining high-caliber, long-term employees, and it has contributed to an extremely low level of professional turnover throughout our history. The determination and distribution of equity ownership is based upon an overall view of the individual’s contribution and potential contribution to the firm’s success.

There have been no material changes to the compensation structure over the last five years.

8.	Describe incentives used by your firm in obtaining and maintaining key personnel.

Please see the response to Question No. 7 above.

9.	What are the key requirements for potential hires to be considered for professional positions?

We typically recruit and hire individuals from leading business schools. We seek to hire individuals who have a career interest in investment management and exhibit a combination of intellectual curiosity, initiative and personal integrity. Occasionally, we will hire MBA candidates as summer research interns and evaluate their potential fit as full-time analysts. Most of our investment professionals are either Chartered Financial Analysts (CFA) or CFA candidates; all investment professionals are encouraged to earn the CFA designation.

10.	Indicate what targets, if any, have been set for staff and the number of clients for the firm.

There have been no targets set for staff or the number of clients for the firm.

As mentioned, Dodge & Cox’s primary objective is to seek competitive investment returns for our existing clients and Fund shareholders. With this objective in mind, our goal for the foreseeable future is to achieve a steady, controlled growth of client relationships and assets under management. Dodge & Cox has not established limits on the amount of assets or the number of new client relationships that we will accept; however, we strive to anticipate issues that can arise with growth.

Dodge & Cox has added, and will continue to add, employees as needed to ensure continued quality of service and investment research.

Section 4: Investment Philosophy and Process Issues

Philosophy

1.	Briefly describe your investment philosophy. How has it changed since the inception of the product? How will it evolve in the future?

The philosophy guiding the management of our equity portfolios is built on traditional principles. We maintain a long-term focus, conduct our own research, and employ a rigorous price discipline. Our approach is research-intensive; decisions are based on individual company analysis by our team of investment professionals. We consider ourselves part owners of the companies we invest in, and focus on durable business franchises. We have a long-term approach, and evaluate each potential investment based on a three- to five-year investment horizon. We operate with a strong price discipline, and our holdings generally have below-average valuations, compared to the market averages and to other similar investment opportunities. Economic diversification is also an important component of our philosophy, and we seek to maintain exposure to most major sectors of the economy, limiting undue concentration in any one industry.

We have operated with the same basic investment philosophy since our founding in 1930. We believe that our philosophy of investing for the longer term, based on thorough fundamental research and valuation discipline, is appropriate in any market environment.

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2.	What timeframe is built into your investment philosophy?

Dodge & Cox has a long term investment horizon of three to five years.

3.	How do you classify your style: core, growth or value?

The Dodge & Cox Stock Fund is classified as “value” by most consultants.

4.	Is there a size (client relationships or dollars) at which the firm might find it difficult to pursue its current investment strategy?

Please see the response to Section 3 Question No. 10.

5.	Please discuss risk (i.e., Beta, standard deviation) as it relates to equity portfolios.

A disciplined approach to risk management is a major element of our philosophy. We attempt to reduce risk at the portfolio level through diversification across economic and industry sectors. At the portfolio level, we make a conscious effort to maintain representation in most major economic sectors and to avoid undue concentration. While there are no specified quantitative limits for sector weightings, either on an absolute or relative to the benchmark basis, the IPC continually reviews our industry diversification to ensure that portfolio risk is assessed and any relative over or under weighting is justified. At the specific security level, we generally favor companies with perceived “staying power”, which includes consideration of the company’s market position in their industry, cost position, and financial strength, among other things.

6.	What unique features of your investment approach do you feel add the most value over time?

We believe that our emphasis on primary research, using a long-term investment horizon, enables us to take advantage of opportunities requiring greater patience and persistence than most other investors are willing to exert. We also believe that our willingness to look in out-of-favor areas provides us with opportunities to further generate returns for Stock Fund shareholders. We believe that the stability of our organization, the experienced team of investment professionals, and our independence have been underpinnings of the firm’s long term results for clients.

7.	Against which benchmark is your product typically managed?

In our view, our goal is to provide our shareholders with competitive investment returns over the long term, with a moderate level of risk. To accomplish this, we consider all equities (financially sound and generally over the $3 billion market cap) to be in our “investable universe.” Since our options include more than the “value” portion of the market, we consider a broad market index (S&P 500 or Russell 1000) to be the most relevant benchmark.

It is our understanding that “Value” benchmarks segregate the broad market using a quantitative process. The resulting portfolio structure often has industry weightings which are substantially different from our typical diversified portfolio and from the broad market. However, many of our clients have asked us to use the S&P Barra Value Index or Russell 1000 Value Index.

8.	What is your expected annualized performance goal (in basis points) above your benchmark?

Over longer time periods (3-5 years) we seek to outperform the relevant benchmark on an annualized net-of-fees basis. In seeking this objective, we accept that some tracking error is a natural outcome of active management and do not formally attempt to forecast it, nor do we have a tracking error target.

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9.	Describe the investment environments in which your strategy can be expected to:

a.	Outperform the benchmark/style peers
b.	Underperform the benchmark/style peers

We believe that our investment approach can produce effective results over the long term. During the short term, however, relative performance can fluctuate. Our investment strategy is to employ a consistent and disciplined investment approach to stock selection, in order to provide competitive long-term investment performance for our clients. Our investment approach is based upon our independent and bottom-up research; we seek to become long-term investors in companies where we believe the current valuation does not reflect our view of the company’s long-term intrinsic value.

We believe that our discipline in focusing on the long-term fundamentals of a business helps us to better analyze price disparities and find attractive investment opportunities. Decades of investing have taught us that investor perceptions often fluctuate much more widely than underlying fundamentals. Thus we believe it is difficult, if not impossible, to predict short-term price movements. At Dodge & Cox, we look beyond readily apparent short-term information and think of ourselves as part-owners of the companies in which we invest.

10.	How do you view market timing? Cash holdings? Please provide for the past five years and year-to-date what has been your highest, lowest and average cash position on fully discretionary accounts in your proposed style (please provide on a year-by-year basis).

The Dodge & Cox Funds’ Prospectus states:

The Funds are intended for long-term investment purposes and not for market timing or excessive short-term trading (excessive trading). The Funds’ Board of Trustees has approved excessive trading policies and procedures (excessive trading policy) designed to discourage excessive trading.

Although there is no generally applied standard in the marketplace as to what level of trading activity is excessive, a Fund may consider that you have violated the excessive trading policy if it determines:

•	You sell or exchange shares within a short period of time after the shares were purchased;
•	You enter into a series of transactions that is indicative of an excessive trading pattern or strategy; or
•	The Fund reasonably believes that you have engaged in such practices in connection with other mutual funds.

If the Funds determine that an investor has violated the excessive trading policy, the Funds will temporarily or permanently restrict the account from subsequent purchases (including purchases by exchange). In determining whether to take such actions, the Funds seek to act in a manner that is consistent with the best interests of Fund shareholders.

Historically the Dodge & Cox Stock Fund has been close to fully invested with less than 10% in cash.

Cash position	YTD 2008 1Q08	2007	2006	2005	2004	2003
High	2.2%	4.5%	6.9%	6.3%	9.8%	9.1%
Average	2.2%	2.5%	5.2%	5.5%	5.8%	6.7%
Low	2.2%	1.3%	4.4%	4.6%	3.5%	3.9%

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Process

1.	Provide a description of your investment process. Describe how individual accounts are managed (by individual portfolio managers, by a team or by a committee).

a.	Describe the investment process utilized by your firm.
b.	Is the investment process consistent from account to account? Yes.
c.	Describe the composition of the investment committee. See Section 3 Question No. 1.
d.	What majority must be established before action is taken?

The Investment Policy Committee (IPC) is the key decision-making body. Nine of our most experienced portfolio managers and analysts and meet weekly to:

•	Formulate the firm’s overall investment strategy.
•	Review and approve research recommendations for additions to, or deletions from, our approved buy list, as well as increases or reductions in individual portfolio positions.
•	Determine target weightings for common stock positions, as well as sector weightings.
•	Develop the economic projections used to establish the allocation of assets between stocks and bonds in discretionary balanced accounts.

A strong research effort is a key component of our investment approach. Our in-house research staff of twenty-three is engaged in a comprehensive appraisal of various industries and companies. They visit and maintain close personal contact with most companies in our investment universe. The Director of Research coordinates and directs the work of our research department. In addition, fourteen research associates support the analyst group, and nine equity portfolio managers (all former analysts) also contribute to the research effort.

At weekly research meetings, individual analysts make buy and sell recommendations, which must be supported by thorough analysis presented in a standardized format. Recommendations are also reviewed by the Sector Selection Committees, which is comprised of our more experienced analysts. Questioning by other analysts is intense. Final recommendations, therefore, represent the judgment of an individual analyst refined by the critical judgment of his/her peers.

The analysts then present their recommendations in person to the Investment Policy Committee. The Committee concentrates its attention upon the appropriateness of a specific recommendation for the firm’s overall strategy and for various kinds of portfolios. There is an intentional overlap between the Research and Investment Policy Committee membership to encourage an ongoing dialogue between analysts and portfolio managers. Under certain circumstances a subset of the IPC may approve an investment recommendation with respect to a specific security.

2.	Describe the mechanics of the decision-making process.
a.	Who establishes the investment policy?
b.	How is this policy determined?
c.	How is this policy implemented?
d.	How are portfolio managers supervised?

The Dodge & Cox Stock Fund is governed by the prospectus. The Investment Policy Committee sets the strategy for the Fund, approves purchases and sales of all securities, and all the weightings of each investment in the portfolio. Please see above for additional information regarding the IPC.

Senior members of the Investment Policy Committee meet with the Fund’s Board of Trustees approximately once each quarter.

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3.	Describe the universe of securities from which selections are made. At a minimum, indicate how many securities are in the universe, what criteria are used for inclusion and how many securities are closely followed.

Our universe of potential securities includes companies with a market capitalization of $3 billion or more. We have had a small number of exceptions under $3 billion, although this is not an area of research emphasis. Our research universe currently consists of approximately 1,000 companies, of which roughly 250 are followed closely.

4.	How do you decide to buy a security? How strong an influence does the research analyst have in the final buy decision?

We seek to purchase well-established companies, which we believe have positive earnings prospects not reflected in current prices. Our investment approach includes the following:

Analysis of Companies’ Future Earnings Prospects

We carefully research the risks and opportunities facing a company and develop an understanding of the range of potential earnings and cash flow prospects over the next three to five years. Our twenty-two security analysts and nine equity portfolio managers (all current or former security analysts) are involved in this effort. Our due diligence includes meeting with company management, interviewing competitors, key customers and suppliers, as well as using sell-side research and industry and country experts as appropriate.

We research all sectors of the market in our search for value, with approximately 1,000 companies in our universe of prospective equity investments. In particular, we maintain a strong research effort in areas of long-term growth. We continue to build our understanding of the economic dynamics of these growth sectors, even though stock valuations in such areas might often appear too high at the time. We want to be prepared for those opportunities when companies with growth potential can be bought at an attractive valuation.

Price Discipline

Does the company’s stock price incorporate investor expectations that future profitability will be on the low end of our expected range of profitability? If the answer is yes, and the downside is limited, we re-examine the possibility that positive developments which could occur are not yet reflected in share price. Valuation measures used include P/E, price to sales vs. net margins, price to cash flow. Earnings and cash flow growth are important factors in conjunction with valuation criteria. After the fundamental research is complete, if the company passes our price discipline, it is then approved for purchase.

Long Term Horizon for Investment Decisions

We approach our investments from the perspective of a part-owner of a business. We often ask ourselves the question: How would we invest a portfolio today if we knew that all holdings would be locked in for the next three years? The question is obviously hypothetical, but it’s a device that focuses our thinking on whether we want to invest in a company on a longer-term basis. This leads us to assess those key underlying fundamentals that, over time, have the greatest effect on share price, rather than to rely on short-term earnings trends.

5.	Describe your sell process in detail.

We continually monitor the valuation of individual security investments. When it appears that the price of a company’s stock reflects a very optimistic set of expectations regarding the company’s future prospects, we consider the sale of the security. We will also evaluate our position if we determine that there has been a significant change in our assessment of a company’s long-term fundamentals, even if valuation has not changed significantly.

Additionally, we consider relative value among securities. We evaluate whether our current investments are the most attractive alternatives; we regularly ask ourselves the question, “How would we invest an all-cash portfolio today?” We then compare the resulting portfolio to our established portfolios. This exercise typically generates both purchase and sale candidates, which are subject to thorough review.

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6.	Do you utilize derivative financial instruments in the portfolio? If so, which ones and how are they used?

No. The Dodge & Cox Stock Fund does not invest in traditionally-defined derivatives. However, the Fund may invest up to 20% of its assets in U.S. dollar-denominated securities of foreign issuers traded in the U.S., such as American Depositary Receipts (ADR’s), which are not included in the S&P 500 Index.

7.	Over the last three years, what percent of your performance attribution would you attribute to the following?

60%	Stock selection decision
5%	Sector allocation decision
0%	“Market Timing”
0%	Top down / thematic decision
20%	Other (industry weights)
5%	Other (market capitalizations)
10%	Other (macro/economic)
100%

8.	Please provide the latest quarterly data on the % of your large cap value equity portfolio by Market Capitalization: Stock Fund

% of the Portfolio by Market Capitalization:

	YTD 2008	2007	2006	2005	2004	2003
> $10 billion	90.2%	93.6%	92.9%	89.5%	82.1%	73.6%
$7 - $10 billion	4.8%	4.1%	3.5%	3.5%	9.2%	12.4%
$5 - $7 billion	3.0%	0.6%	3.1%	3.7%	3.7%	7.1%
$3 - $5 billion	1.4%	1.3%	0%	2.7%	4.3%	5.9%
$1 - $3 billion	0.6%	0.5%	0.5%	0.6%	0.7%	1.0%
$500 - $1 billion	0%	0%	0%	0%	0%	0%
$250 -$500 million	0%	0%	0%	0%	0%	0%
< $250 million	0%	0%	0%	0%	0%	0%
	100%	100%	100%	100%	100%	100%

9.	Please characterize your large cap value equity portfolio construction with respect to the following factors (based on current portfolio at latest quarter end, 03/31/08):

Please see the attached Dodge & Cox Stock Fund fact sheet.

	Portfolio	Russell 1000 Value Index
Number of stocks in portfolio
Portfolio turnover
Average weighted capitalization
Median capitalization
Minimum capitalization (cap floor)
Largest stock in terms of capitalization
Average P/E Ratio (1 year trailing)
Average P/B Ratio (1 year trailing)
Average earnings growth rate (1 year trailing)

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Average earnings growth rate (3 year trailing)
Average earnings growth rate (5 year trailing)
Average dividend yield
Average percent invested
Beta
Use of Futures (Yes/No)

10.	What is the smallest and largest position (%) you will hold in a portfolio?

We generally begin a position with a 0.5 - 1% weighting in the portfolio, sometimes increasing from there. Typically, position sizes range from 0.5% to 5% with the majority of positions between 1% and 3%.

Per the prospectus, the Dodge & Cox Stock Fund may not: (a) with respect to 75% of the Fund’s total assets invest more than 5% of the value of its total assets in the securities of any one issuer, nor acquire more than 10% of the voting securities of any one issuer; (b) concentrate investments of more than 25% of the value of its total assets in any one industry.

11.	Describe the group and the process used to determine investment policy.

Please see Section 4: Process Question No. 1 and 2.

12.	Describe the methods used to implement the investment policy.

Please see Section 4: Process Question No. 1.

Diversification

1.	How many issues are typically held in a portfolio?

The Fund usually holds between 75-95 equity securities.

2.	How are your portfolios diversified? How closely do your portfolios resemble one another?

As mentioned, we attempt to reduce risk at the portfolio level through diversification across economic and industry sectors. At the portfolio level, we make a conscious effort to maintain representation in most major economic sectors and to avoid undue concentration. While there are no specified quantitative limits for sector weightings, either on an absolute or relative to the benchmark basis, the IPC continually reviews our industry diversification to ensure that portfolio risk is assessed and any relative over or under weighting is justified. At the specific security level, we generally favor companies with “staying power,” which includes consideration of the company’s market position in their industry, cost position, and financial strength, among other things.

A Shareholder of Dodge & Cox Stock Fund receives the policy and strategy of the firm and the Investment Policy Committee, not that of an individual portfolio manager. As such, portfolios closely resemble one another.

3.	What is the expected annual turnover rate?

The Dodge & Cox Stock Fund’s annual turnover typically has averaged between 10% - 30%

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4.	How heavily will you overweight or underweight a sector or industry group? In what sectors will you not participate?

At the portfolio level, we make a conscious effort to maintain representation in most major economic sectors and industries and avoid undue concentration. The IPC routinely reviews sector and industry weightings in the portfolio to ensure that the composition of the portfolio, derived from our bottom-up process, has merit.

5.	Provide the product’s sector allocation as of 03/31/08 as well as the average allocation over the last three years.

Please see the attached Dodge & Cox Stock Fund fact sheet.

	As of 03/31/08		3-Year Average
Sector	Portfolio	Russell 1000 Value Index	Portfolio	Russell 1000 Value Index
Technology
Health Care
Consumer Discretionary
Consumer Staples
Integrated Oils
Other Energy
Materials & Processing
Producer Durables
Autos & Transportation
Financial Services
Utilities
Other
Total	100%	100%	100%	100%

6.	Describe any optimization or risk control techniques used in the portfolio construction process.

Please see Question No. 2 above.

Trading

1.	Are portfolio managers responsible for their own trading or is there a dedicated trader associated with the group?

Dodge & Cox employs a team of nine equity traders responsible for the execution of all purchase and sales of equity securities. Such purchase and sale orders reflect the Investment Policy Committee’s (IPC) decisions executed within Prospectus and SAI guidelines. The trading desk operates on a 24/7 basis.

2.	How is individual security liquidity addressed in your equity process – what is the average cost per share?

With respect to 75% of the Fund’s total assets, we are prohibited from owning more than 10% of the voting securities of any one issuer in the Dodge & Cox Stock Fund. This is an important risk control in managing liquidity risk. Liquidity is a function of price. As long-term, price-sensitive investors, we are more concerned with price than liquidity.

Due to our low turnover and use of block trading, transaction costs are modest. Dodge & Cox does not disclose the average cost per share for the Dodge & Cox Stock Fund.

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3.	Discuss your trading process – what aspects do you feel are unique; do you employ an internal cost monitoring system? What roles do traditional trading, crossing networks, and principal bids play in the process?

When decisions are made to purchase or sell the same securities for a number of client accounts, portfolio transactions for each account may be aggregated or “blocked” for order entry, and executed in a manner which is consistent with Dodge & Cox’s obligation to seek best execution for all orders. Dodge & Cox has developed policies designed to assure that no account is favored over any other account. All orders executed at the same time with the same broker receive the same average price, with all transaction costs shared on a pro rata basis among the participating accounts; amounts are allocated in accordance with the daily purchase or sale orders actually placed for each account, unless the account has expressly directed otherwise. Orders are combined or “blocked” when appropriate to facilitate best execution, as well as for the purpose of negotiating more favorable brokerage commissions. If a block order is partially filled, securities are allocated among the participating accounts pro rata, based on each account’s portion of the original order amount and on a random order sequence. Dodge & Cox receives no additional compensation of any kind as a result of such “blocked” orders.

Dodge & Cox’s Brokerage Committee (comprised of equity traders, security analysts, portfolio managers and legal and compliance personnel) evaluates and approves Dodge & Cox’s trading policy and procedures and broker selection process for equity trading. The Brokerage Committee meets periodically and reviews soft dollar arrangements, internal research analysis, allocation procedures, current commission rates, transaction measurement analysis reports, and the execution capabilities of the various broker-dealers that are utilized in the execution of orders.

4.	Once a trade is made, is the portfolio manager responsible for allocation among accounts or is the process automated? How are account restrictions addressed?

Not applicable for the Dodge & Cox Stock Fund.

5.	Please list your trading systems and the percentage of trades completed through each.

Dodge & Cox utilizes the Order Management System (OMS) of Eze Castle for all equity trades.

6.	What is the size of your trading department?

As mentioned, Dodge & Cox employs a team of nine equity traders responsible for the execution of all purchase and sales of equity securities.

7.	How many people are dedicated solely to trading in your proposed style? Please provide biographies on these people.

Please see Question No. 6 above.

Please see Exhibit G—Biographical Sketches.

8.	Do you limit position sizes based on trading volume? If so, please describe your limits.

No. The Investment Policy Committee is responsible for determining target weightings for common stock positions based on the appropriateness of a specific recommendation for the firm’s overall strategy and for various kinds of portfolios. We generally begin a position with a 0.5-1% weighting in the portfolio, sometimes increasing from there. Typically, position sizes range from 0.5% to 5% with the majority of positions between 1% and 3%.

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9.	For the quarter ending 03/31/08, please disclose your 10 largest trading vendors in the large cap value product area, any soft dollar relationships, and services provided.

Services Provided through Soft Dollar Relationship
Firm	Percentage of Total Trades Completed	Soft Dollar Relationship (Y/N)	Research	Systems	Commission Recapture	Other

We do not disclose this information for the Dodge & Cox Stock Fund.

Dodge & Cox policy does not permit the use of credits generated through soft dollar arrangements to pay for third-party research services (services produced by a party other than the broker receiving the commissions or an affiliate of that broker). As such, Dodge & Cox pays for third-party research out of its own assets. Dodge & Cox may, however, receive from executing brokers third-party research that is ancillary to proprietary research provided by the broker and that is not paid for with hard dollars.

Research services are subject to internal analysis before being incorporated into Dodge & Cox’s investment process. Dodge & Cox believes that the research and brokerage services provided by brokers or dealers and their ability to achieve quality execution are important to its clients. Therefore, brokers or dealers selected by Dodge & Cox may be paid commissions for effecting equity transactions for Dodge & Cox’s clients in excess of the amounts other brokers or dealers would have charged for effecting these transactions if Dodge & Cox determines in good faith that such amounts are reasonable in relation to the value of the brokerage and/or research services provided by those brokers or dealers, viewed either in terms of a particular transaction or Dodge & Cox’s overall duty to its discretionary accounts.

Research Capabilities

1.	Describe your research capabilities and approach with regard to the proposed product.

The primary tool in our investment management is a strong research effort. Our in-house research staff of twenty-three is engaged in a comprehensive appraisal of the economy and of various industries and companies. They visit and maintain close personal contact with most companies in our investment universe. The Director of Research coordinates and directs the work of our research department. In addition, fourteen research associates support the analyst group, and nine equity portfolio managers (all former analysts) also contribute to the research effort.

Please see Section 4, Process, Question No. 1.

2.	Is the research generated internally or through outside sources? Please provide percentage of total obtained from each outside source?

It is difficult, if not impossible, to provide an exact percentage of internal vs. external research. We estimate that approximately 80% of our research is done internally while 20% utilizes external sources. The primary tool in

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our investment management is a strong research effort. All investment decisions are based on the judgment and analysis of our team of investment professionals, not on outside recommendations.

We access various database services for information and to perform screens. Typical screens include price-to-earnings, price-to-sales and price-to-cash flow ratios. In general, we look for low absolute or relative measures of value. Potential investment ideas uncovered by screens are a starting point for more detailed and extensive fundamental analysis.

As part of our fundamental analysis we look closely at the historical record of companies in terms of income statements, cash flow, and balance sheet positions. We visit companies and meet with company management in order to assess their capabilities and strategies. In addition, we generally talk with consultants, Wall Street analysts, competitors and customers of the company, as well as other sources, to improve our understanding of a company’s fundamental strengths and weaknesses.

3.	What access would we have to staff economists, research analysts, investment policymakers and others in your organization?

Access is available to research analysts and members of the Investment Policy Committee as appropriate.

4.	Please provide a complete list and a brief description of both internal and external systems/data sources used by your firm in each of the following: database/screening, research, portfolio management/accounting, and compliance.

Our portfolio management and accounting system is an in-house, proprietary system based on the IBM AS/400. It is an integrated system with modules covering: portfolio positioning/ledger; client information and reporting; performance measurement/attribution; contact database; compliance documentation and resolution tracking; security master file; corporate actions processing; and management fee processing. The system allows portfolio managers to view holdings and portfolio information numerous ways and is integrated with our trading applications and blotters. Order management includes pre/post-trade compliance testing and “what-if” analysis to determine the cumulative impact of proposed trades before they occur.

Access to all portfolio management functions is controlled through a menu system, and user rights/access permissions are reviewed quarterly by management.

Dodge & Cox maintains a database for organizing our fundamental research efforts. The members of our investment team utilize the database and our internal network to store and share information. Our team of information technology professionals is responsible for the maintenance, operations and security of our network and database.

As mentioned, we access various database services such as FactSet, Reuters, Bloomberg and Capital IQ for information and to perform screens.

5.	What is your annual budget for technology research and development? Of that total, what percentage is hard dollar based and what percentage is soft dollar budgeted?

Dodge & Cox does not set a budget, but rather looks to the need which will allow us to serve our current clients well. We will fund the technology required. Dodge and Cox has made substantial investments in technology over the last three years to ensure that our employees have the necessary tools to service our clients, perform their jobs and protect our clients’ assets. Like other proprietary financial information, we do not disclose the dollar amounts of these expenditures.

6.	Please list names and professional qualifications of research staff dedicated to the proposed style.

Please see Exhibit G—Biographical Sketches.

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Section 5: Performance

Note: For the entire performance section, please answer all questions in reference to a large cap value composite.

1.	Please provide your quarterly composite returns back to the inception of your firm, including the latest quarter (03/31/08).

Please see Exhibit I—Stock Fund performance since inception.

	Equity & Cash		Equity Only
Since inception (if +10 years)		Since inception (if +10 years)
1998 Q1		1998 Q1
Q2		Q2
Q3		Q3
Q4		Q4
1999 Q1		1999 Q1
Q2		Q2
Q3		Q3
Q4		Q4
2000 Q1		2000 Q1
Q2		Q2
Q3		Q3
Q4		Q4
2001 Q1		2001 Q1
Q2		Q2
Q3		Q3
Q4		Q4
2002 Q1		2002 Q1
Q2		Q2
Q3		Q3
Q4		Q4
2003 Q1		2003 Q1
Q2		Q2
Q3		Q3
Q4		Q4
2004 Q1		2004 Q1
Q2		Q2
Q3		Q3
Q4		Q4
2005 Q1		2005 Q1
Q2		Q2
Q3		Q3
Q4		Q4
2006 Q1		2006 Q1
Q2		Q2
Q3		Q3
Q4		Q4
2007 Q1		2007 Q1
Q2		Q2
Q3		Q3
Q4		Q4
2008 Q1		2008 Q1
Q2		Q2
Q3		Q3
Q4		Q4

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2.	As of 03/31/08, please provide one-, three-, five- and ten-year annualized performance returns for the large cap value equity composite.

Not applicable for the Dodge & Cox Stock Fund.

Annualized Returns
	1 Yr.	3 Yrs.	5 Yrs.	10 Yrs.
Equity + Cash Composite
Equity Only Composite

3.	How much difference is there between your best performing and worst performing accounts within large cap value equity portfolios over the last one-, three- and five-year periods?

Not applicable for the Dodge & Cox Stock Fund.

4.	Have the composite returns for the product been externally verified to be in compliance with GIPS Standards?

Not applicable for the Dodge & Cox Stock Fund.

Dodge & Cox claims compliance with the Global Investment Performance Standards (GIPS®).

5.	Has your composite or another similar investment vehicle (mutual fund or commingled fund) been audited by a certified public accounting firm? What was the date of the audit? Please provide scope of audit process.

Our independent accountant, PricewaterhouseCoopers LLP, performs annual audits of the financial statements of Dodge & Cox and of Dodge & Cox Funds. In planning and performing their audits, they consider the internal control structure of Dodge & Cox and the Dodge & Cox Funds in order to determine their auditing procedures for the purposes of expressing their opinions on the financial statements and not to provide assurance on internal controls. An independent accountant is required to report any material weakness or reportable condition relating to internal controls that they note during their audit. Our independent accountants noted no such matters during their audits of financial statements of Dodge & Cox and Dodge & Cox Funds for the year ended December 31, 2007.

In addition, PricewaterhouseCoopers conducts an examination of Dodge & Cox’s performance composites which includes a review of the composite construction requirements of GIPS Standards on a firm-wide basis, and an examination of Dodge & Cox’s processes and procedures to calculate and present performance results in compliance with the GIPS standards.

As mentioned, Dodge & Cox claims compliance with the Global Investment Performance Standards (GIPS®).

The Fund’s performance has been calculated in accordance with SEC regulations.

6.	Do your composites contain back-tested or simulated returns? If applicable, please describe the method used to produce the back-tested or simulated returns.

Not applicable.

7.	Please answer the following questions on your composite in the following formats:

Not Applicable for the Dodge & Cox Stock Fund.

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	Net or Gross of Fees	Equal/ Size Weighted	Commingled/ Representative or Separate Accts.	Firm Continuous Track Record	Period Before Inclusion	Audited
YTD 2008
2007
2006
2005
2004
2003
2002
2001
2000
1999
1998
Example:
20XX	Gross	Size	Separate Accts.	Yes	1 Month	No

Domestic Large Cap Value Equity Questionnaire Page 25 08-264	Summit Strategies Group

	Full Discretion	Tax Status	Include Terminated Accounts	Total $ Amount in Style	$ Amount in Composite	Total No. of Accounts in Style	# of Accounts in Composite
YTD 2008
2007
2006
2005
2004
2003
2002
2001
2000
1999
1998
Example:
20XX	Yes	Both	Yes	$83,000	$50,000	22.00	14.00

	$ Median Acct. Size (000’s)	$ Size of Largest Portfolio (000’s)	$ Size of Smallest Portfolio (000’s)	Highest Return	Lowest Return	Standard Deviation
YTD 2008
2007
2006
2005
2004
2003
2002
2001
2000
1999
1998
Example:
20XX	$30,000	$50,000	$1,500	15.5%	12.0%	3.5%

Section 6: Sample Reports

1.	Provide a sample of your normal reports.

Please find the attached fact sheet, commentary, holdings, and quarterly report.

2.	Please provide a copy of your most recent Form ADV.

Please find the attached Form ADV.

3.	Provide sample investment management agreements for all applicable vehicles (separate account, mutual fund, commingled fund).

Not applicable for the Dodge & Cox Stock Fund.

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